Eduardo Gallardo Direct: +1 212.351.3847 Fax: +1 212.351.5245 EGallardo@gibsondunn.com

May 24, 2018

Via EDGAR and Email

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:                             SJW Group
DFAN14A filed May 14, 2018
PRRN14A filed May 15, 2018
DFAN14A filed May 11, 2018

Filed by California Water Service Group
File No. 001-08966

Dear Ms. Chalk:

On behalf of our client, California Water Service Group (“California Water”), set forth below is California Water’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter dated May 22, 2018 (the “Comment Letter”), with respect to the above referenced Amendment No. 1 to California Water’s Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) and related Rule 14a-12 filings. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14A.

California Water’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

DFAN14A filed May 14, 2018

1.                                      In future filings, please disclose the measure by which you determined that California Water operates “one of the largest recycled water distribution systems in the nation.”

Response:

On behalf of our client, we acknowledge the Staff’s comment.

May 24, 2018

2.                                      Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the following statements:

•                                         your proposed combination “will eliminate redundant public company costs, and cost savings will be shared with customers;”

Response:

We advise the Staff that the California Public Utilities Commission (the “CPUC”) will review the proposed transaction to determine whether the transaction will be in the public interest and whether it will offer ratepayers an equitable share of the benefits the transaction will generate.  California Water will make a commitment to share a significant portion of its savings with customers. In prior transactions between California regulated utilities, the CPUC has ordered that cost savings be shared between customers and shareholders. However, on behalf of our client we acknowledge the Staff’s comment and in the future will qualify the statement as an opinion or belief.

•                                          your proposal to acquire SJW is superior for SJW shareholders because of “[q]uick completion of due diligence;” and

Response:

We advise the Staff that our client expects to complete due diligence in two weeks, assuming engagement and full cooperation from SJW Group’s (“SJW”) board of directors and management. However, on behalf of our client we acknowledge the Staff’s comment and in the future will refrain from using the “quick” qualifier and will qualify the statement as an opinion or belief.

•                                          the proposed SJW and Connecticut Water Service merger will result in “no savings being shared with customers.”

Response:

We respectfully refer the Staff to the various statements made by SJW to the effect that the combination with Connecticut Water Service, Inc. (“CTWS”) will not impact customer rates. See e.g. the joint press release SJW and CTWS filed on May 7, 2018 announcing that applications for the approval of the combination were filed with the public utilities commissions in Maine and Connecticut, wherein “both companies indicate that there will be no changes to customer rates….” It follows that no savings resulting from the combination will be shared with customers. As this statement is directly supported by SJW’s own statements, we respectfully submit that it is not a “statement or assertion of opinion or belief” by California Water.

May 24, 2018

3.                                      We note your disclosure that “San Jose Water touts that there will not be any review of its proposed merger with Connecticut Water Service by the California Public Utilities Commission or Office of Ratepayer Advocates, meaning there won’t be any independent California-based parties evaluating the transaction and ensuring the best interests of San Jose Water’s California customers are protected.” In future filings, please revise your disclosure to clarify that SJW’s merger with Connecticut Water Service will not be reviewed by the CPUC as a function of the state regulatory regime and not by San Jose Water’s choice, as you suggest. Please also clarify that customers of SJW in California already have the benefit of regulation by the CPUC. Refer to Rule 14a-9.

Response:

On behalf of our client, we acknowledge the Staff’s comment and in the future will clarify that SJW’s merger with CTWS will not be reviewed by the CPUC as a function of the state regulatory regime.

We respectfully submit to the Staff that customers of SJW in California may have the benefit of regulation by the CPUC, but this does not negate the fact that the absence of CPUC review of the transaction will deprive California customers of utility regulatory review of the merits of this specific transaction. We believe that once the transaction is completed, it will be difficult, if not impossible, for regulators to unwind it or fully reverse its impact on customers.

4.                                      We note your disclosure that “San Jose Water has admitted that its proposed merger with Connecticut Water Service will enhance ‘customer service capabilities in New England.’ But what about San Jose?” Yet, San Jose Water’s registration statement on Form S-4 discloses that customer service in both regions was a consideration in entering into the merger. Please refrain from implying certain conclusions that are not supported by facts. Refer to Rule 14a-9.

Response:

We respectfully submit to the Staff that, although SJW has made generic statements about customer considerations for SJW customers, we are not aware of statements being made regarding enhancements of customer service capabilities — that is, the ability to use existing corporate infrastructure to improve the customer service experience. In contrast, SJW and CTWS have repeatedly touted the fact that customer service capabilities in New England will be enhanced with SJW’s IT systems.

May 24, 2018

5.                                      We note your disclosure related to the board composition of the combined SJW and Connecticut Water Service Company that: “6 of 12 would come from Connecticut Water including [the] Chairman and Lead Director.” This disclosure is incorrect; the current Chairman and CEO of SJW Group will be the Chairman and CEO of the combined Company, and 5 of the 12 board members will be selected by Connecticut Water Service Company. Please refrain from making this disclosure in future solicitations.

Response:

On behalf of our client, we acknowledge the Staff’s comment. Future disclosure will be consistent with the disclosure included in the Schedule 14A (“Five out of 12 directors for the new SJW/CTWS Board would come from CTWS, and CTWS appoints the lead independent director. A sixth member of the new SJW/CTWS Board, Eric Thornburg, who will also be CEO of the combined company, ran CTWS for more than 11 years, until last September 2017”).

6.                                      We note your response to comment 9 that you “expect[] to derive synergies from combined economies of scale and purchasing power that will enable [you] to invest efficiently in infrastructure, as well as elimination of redundant public company costs and operating efficiencies,” and that “[f]urther due diligence is needed to quantify these amounts.” If you continue to refer to cost savings in your additional soliciting materials, please revise to refer to “expected” cost savings, which cannot be determined without additional due diligence, as you have stated in your response.

Response:

On behalf of our client, we acknowledge the Staff’s comment.

PRRN14A Filed May 15, 2018

7.                                      We note your response to comment 3. Please provide support for your statement that you do not believe that Mr. Thornburg has “relevant experience running and managing the risks and complexities of both systems simultaneously.” In this regard, we note that, at the effective time of the merger, David Benoit will serve as president of Combined SJW’s New England Region (CTWS following completion of the merger), while Mr. Thornburg will serve as chairman, chief executive officer and president of Combined SJW, and that Mr. Thornburg has previous experience managing the risks of businesses located in different geographic jurisdictions.

Response:

In response to the Staff’s comment, we will delete the following statement: “And we do not believe he has relevant experience running and managing the risks and complexities of both systems simultaneously.”

May 24, 2018

DFAN14A filed May 11, 2018

8.                                      We note your response to comment 9, but are unpersuaded by your response with respect to certain aspects of the comment. In future solicitations please refrain from characterizing SJW Group’s actions as engaging in governance practices that “hurt their stockholders, employees, customers, and local communities,” and that the SJW all-stock merger is “clearly” inferior, as you have not provided sufficient support for these statements.

Response:

On behalf of our client, we acknowledge the Staff’s comment.

***

May 24, 2018

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo
Eduardo Gallardo

cc:	James Moloney
Gibson, Dunn & Crutcher LLP
Paul Townsley
California Water Service Group